                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 11-K/A

                                Amendment No. 1
                                      to

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 25, 2000
                               ---------------------------------

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _____________ to _______________


Commission File Number 1-9684
                       --------------------


        CHART HOUSE ENTERPRISES, INC. RESTAURANT EMPLOYEES 401(k) PLAN
         (Employer Identification Number 33-0147725, Plan Number 002)
--------------------------------------------------------------------------------
                             (Full title of plan)


                         CHART HOUSE ENTERPRISES, INC.
--------------------------------------------------------------------------------
           (Name of issuer of securities held pursuant to the plan)


            640 North LaSalle, Suite 295, Chicago, Illinois,  60610
--------------------------------------------------------------------------------
       (Address of principal executive offices of issuer of securities)

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The undersigned registrant hereby amends its Annual Report on Form 11-K for the fiscal year ended December 25, 2000 in the following manner:

(i) by replacing the Report of Independent Public Accountants that was inadvertently dated incorrectly;

(ii) by replacing the Consent of Independent Public Accountants that was inadvertently dated incorrectly;

(iii) by replacing the Signatures page that was inadvertently dated incorrectly; and

(iv) by adding an additional disclosure paragraph in Note #3 Investments.

The Annual Report on Form 11-K, as amended, is included below in its entirety.


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                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       CHART HOUSE ENTERPRISES, INC.
                                       RESTAURANT EMPLOYEES 401(k) PLAN

                                       By:  The 401(k) Plan Committee


Date: June 25, 2001                    /S/ SUSAN M. MORLOCK
                                       ----------------------------------------
                                       Susan M. Morlock
                                       Member


                                       /S/ KENNETH POSNER
                                       ----------------------------------------
                                       Kenneth Posner
                                       Member

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To 401(k) Plan Committee of

Chart House Enterprises, Inc.

Restaurant Employees 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of CHART HOUSE ENTERPRISES, INC. RESTAURANT EMPLOYEES 401(k) PLAN (the "Plan") as of December 25, 2000, and December 27, 1999, and the related statement of changes in net assets available for benefits for the year ended December 25, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Chart House Enterprises, Inc. Restaurant Employees 401(k) Plan as of December 25, 2000, and December 27, 1999, and the changes in net assets available for benefits for the year ended December 25, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP

Chicago, Illinois
June 25, 2001
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                                     -3-

3.   INVESTMENTS

     The following presents investments that represent 5% or more of the Plan's net assets:

                                                               2000      1999
                                                             --------  --------
        Scudder Stable Value Fund (276,759 and 259,152
          shares, respectively)                              $276,759  $259,152
        Scudder Income Fund (11,617 and 10,115 shares,
          respectively)                                       146,376   124,009
        Scudder Growth and Income Fund (27,127 and 26,107
          shares, respectively)                               687,663   686,362
        Scudder Pathway Moderate Port Fund (31,285 and
          24,588 shares, respectively)                        414,840   362,421
        Chart House Company Stock Fund (27,348 and 32,006
          shares, respectively)                               116,230   140,028
                                                             ========  ========

     During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $154,587 as follows:

                        Mutual funds         $(160,289)
                        Common stock             5,702
                                             ---------
                                             $(154,587)
                                             =========

     The Plan provides for investments in common stock and mutual funds that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

4.   INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated June 26,1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the plan's tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the value of each participant's account will become fully vested and nonforfeitable. In no event may the assets of the Plan revert to the Company.

6.   ADMINISTRATIVE EXPENSES

     The Company pays the Plan's administrative expenses. These expenses include, but are not limited to, trustee, legal and accounting fees. Transaction-related costs such as commissions are deducted from participant accounts and are reflected on the Statement of Changes in Net Assets Available for Benefits.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report included in this annual report on Form 11-K for Chart House Enterprises, Inc. Restaurant Employees 401(k) Plan into Chart House Enterprises Inc.'s previously filed Registration Statement File No. 33-34947 for the Plan.

/s/ Arthur Andersen LLP

Chicago, Illinois
June 25, 2001
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                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this amendment to be signed on its behalf by the undersigned hereunto duly authorized.




                                       CHART HOUSE ENTERPRISES, INC.
                                       RESTAURANT EMPLOYEES 401(k) PLAN

                                       By:  The 401(k) Plan Committee


Date:  July 3, 2001                    /S/ SUSAN M. MORLOCK
                                       ____________________________________
                                       Susan M. Morlock
                                       Member

                                      /S/ KENNETH POSNER

                                      Kenneth Posner
                                      Member